SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9)

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x]
       (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
       WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
      4,936,210

8SHARED VOTING POWER
      0

9.SOLE DISPOSITIVE POWER
      4,936,210

10.SHARED DISPOSITIVE POWER
       0
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,936,210

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%

14.TYPE OF REPORTING PERSON*
       PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x]
       (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
       WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
       0

8SHARED VOTING POWER
       9,167,243

9.SOLE DISPOSITIVE POWER
       0

10.SHARED DISPOSITIVE POWER
       9,167,243
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,167,243

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.8%

14.TYPE OF REPORTING PERSON*
       PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x]
       (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
       OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
       0

8SHARED VOTING POWER
       9,167,243

9.SOLE DISPOSITIVE POWER
       0

10.SHARED DISPOSITIVE POWER
       9,167,243

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,167,243

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.8%

14.TYPE OF REPORTING PERSON*
       CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to equity shares with a par value of Rs. 2 each (the "Common Stock"), of Patni Computer Systems Limited (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. and its wholly-owned subsidiaries (collectively, "Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of March 20, 2012 and amends and supplements the Schedule 13D filed on October 26, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                                    $40,530,740

Elliott International Working Capital             $74,734,573

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,936,210 shares of Common Stock.  The 4,936,210 shares of Common Stock individually beneficially owned by Elliott constitute 3.6% of the outstanding shares of Common Stock.  The 4,936,210 shares of Common Stock individually beneficially owned by Elliott are held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 9,167,243 shares of Common Stock, which constitute 6.8% of all of the outstanding shares of Common Stock.  The 9,167,243 shares are held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International.

Collectively, Elliott, Elliott International and EICA beneficially own 14,103,453 shares of Common Stock constituting 10.4% of all of the outstanding shares.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days other than those previously disclosed in this Schedule 13D are set forth on Schedule 1 attached hereto.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 302,604 shares and 561,976 shares of Common Stock of the Issuer.  The Derivative Agreements relate to both Common Stock and American Depositary Shares (each American Depositary Share represents two shares of Common Stock).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 0.6% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.  The Reporting Persons expressly disclaim beneficial ownership of the Derivative Agreements and any shares of Common Stock underlying such agreements.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.    Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 20, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days other than those previously disclosed in this Schedule 13D

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
20-Mar-2012	ES	12,600	498.385352 Rs
19-Mar-2012	ES	8,750	499.129343 Rs
16-Mar-2012	ES	6,650	497.606600 Rs
15-Mar-2012	ES	6,270	497.774455 Rs
14-Mar-2012	ES	35,000	495.463614 Rs
07-Mar-2012	ES	1,680	471.323601 Rs
06-Mar-2012	ES	5,775	471.427060 Rs
05-Mar-2012	ES	403	471.528089 Rs
02-Mar-2012	ES	18,363	467.812757 Rs
24-Feb-2012	ES	3,344	470.929121 Rs
24-Feb-2012	ES	1,085	470.142406 Rs
23-Feb-2012	ES	15,265	470.818933 Rs
23-Feb-2012	ES	12,735	470.149352 Rs
22-Feb-2012	ES	17,914	471.245457 Rs
21-Feb-2012	ES	5,460	471.355161 Rs
17-Feb-2012	ES	22,050	470.214817 Rs
16-Feb-2012	ES	5,727	466.664425 Rs
16-Feb-2012	ES	12,728	469.497267 Rs
15-Feb-2012	ES	6,480	471.215739 Rs
15-Feb-2012	ES	4,020	471.339662 Rs
14-Feb-2012	ES	6,600	470.411035 Rs
14-Feb-2012	ES	6,000	471.009100 Rs
13-Feb-2012	ES	1,326	471.370611 Rs
13-Feb-2012	ES	3,309	471.260381 Rs
13-Feb-2012	ES	12,600	498.385352 Rs

ES = Equity Share

All of the above transactions were effected on the open market.

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
20-Mar-2012	ES	15,400	498.385374 Rs
20-Mar-2012	ES	8,000	498.385374 Rs
19-Mar-2012	ES	8,250	498.385374 Rs
19-Mar-2012	ES	8,000	498.385374 Rs
16-Mar-2012	ES	10,000	498.385374 Rs
16-Mar-2012	ES	2,350	498.385374 Rs
15-Mar-2012	ES	4,144	498.385374 Rs
15-Mar-2012	ES	7,500	498.385374 Rs
14-Mar-2012	ES	53,500	498.385374 Rs
14-Mar-2012	ES	11,500	498.385374 Rs
07-Mar-2012	ES	1,120	498.385374 Rs
07-Mar-2012	ES	2,000	498.385374 Rs
06-Mar-2012	ES	3,300	498.385374 Rs
06-Mar-2012	ES	7,425	498.385374 Rs
05-Mar-2012	ES	748	498.385374 Rs
02-Mar-2012	ES	34,102	498.385374 Rs
24-Feb-2012	ES	8,225	498.385374 Rs
23-Feb-2012	ES	52,000	498.385374 Rs
22-Feb-2012	ES	20,000	498.385374 Rs
22-Feb-2012	ES	13,268	498.385374 Rs
21-Feb-2012	ES	10,066	498.385374 Rs
21-Feb-2012	ES	75	498.385374 Rs
17-Feb-2012	ES	13,950	498.385374 Rs
17-Feb-2012	ES	27,000	498.385374 Rs
16-Feb-2012	ES	34,273	498.385374 Rs
15-Feb-2012	ES	19,500	498.385374 Rs
14-Feb-2012	ES	23,400	498.385374 Rs
13-Feb-2012	ES	8,608	498.385374 Rs

ES = Equity Share

All of the above transactions were effected on the open market.